

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. Samuel M. Hopkins, II
Vice President and Chief Accounting Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, VA 23219

>**Re: James River Coal Company**
>**Form 10-K for Fiscal Year Ended December 31, 2007**
>**Filed March 6, 2008**
>**Form 10-K/A1 for Fiscal Year Ended December 31, 2007**
>**Filed April 29, 2008**
>**File No. 000-51129**

Dear Mr. Hopkins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   As applicable, please make any parallel changes to disclosure in the Form 10-Q for the period ended March 31, 2008. Note that all comments, as they relate to the Form 10-Q, require the amendment of the Form 10-Q.

Available Information, page 1

2.   Please revise your disclosure in future filings to reference the correct SEC address as 100 F Street, NE, Washington, D.C., 20549.

Business, page 2

Worker's Compensation, page 12

3.   We note the statement, "These obligations are unfunded." In future filings, please expand your disclosure to explain what you mean by the obligations being unfunded and discuss the impact, if any, on your financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 38

Cost of Coal Sold, page 42

4.   We note that part of the increase in the Cost of Coal Sold for 2007 was attributed to an increase in costs at your preparation and load out facilities due to a decrease in tons processed by the facilities due to the impact on production of continuing regulatory facilities scrutiny that began in 2006. Please briefly discuss the nature of the regulatory scrutiny or provide a cross-reference to a section of the filing where you provide a relevant discussion.

Liquidity and Capital Resources, page 46

5.   We note that your capital expenditures for 2008 will be approximately $48 to $52 million. Please describe in some detail how you plan to use the estimated amounts.

6.   Please discuss the reasons for the significant decrease in 2007 in the amount of net cash provided by or used in operating activities.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies and Other Information, page F-8

Impairment of Long-Lived Assets, page F-9

7.   We note that you have incurred net losses in each of the last three fiscal years, negative gross profit in the two most recent fiscal years, and that you began generating negative cash flows from operations in the first quarter of fiscal year 2008. Please clarify how you have considered these trends when performing your annual calculation for potential impairment of long-lived assets. In addition,

please expand your critical accounting policy disclosures in future filings to discuss all significant estimates and assumptions that you evaluated when concluding that your long-lived assets were not impaired in any of the periods presented. Please disclose how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We refer you to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 8 – Income Taxes, page F-22

8.   We note that your income tax benefit for the year ended December 31, 2006 includes a deferred income tax benefit adjustment of $1.3 million, which should have been recorded in 2005 as it corresponds to a reduction in future state tax rates enacted in 2005. We also note that you concluded that this adjustment, both quantitatively and qualitatively, is not material to your financial statements taken as a whole. Please submit your analysis clarifying how you determined the income tax benefit adjustment is immaterial to each of the years affected, giving consideration to the guidance provided in SAB Topic 1:M. Additionally, please provide us with your analysis of the adjustment's impact on all quarterly results similarly affected.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Compensation Discussion and Analysis, page 3

Compensation Program Objectives, Administration and Overall Philosophy, page 3

9.   We note that the Compensation Committee bases its compensation determinations on recommendations of the Chief Executive Officer. In future filings, please disclose whether or not the Chief Executive Officer makes recommendations regarding his own compensation.

Elements of Compensation, page 4

Bonuses, page 5

10.   We note that the primary financial target used by the company for determining the named executive officers' bonuses is EBITDA. Please disclose the level of EBITDA that will trigger the payment of a bonus. To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your

conclusion and provide appropriate disclosure under Instruction 4. In this regard, general statements regarding the level of difficulty or ease associated with achieving corporate goals are not sufficient. In discussing how difficult it will be for the company to achieve the target goals, please provide as much detail as necessary without providing information that would result in competitive harm.

11.   We note that under Mr. Socha's employment agreement, he participates in the annual bonus program, but that no specific percentage of salary target is applicable to him. Please explain what factors are considered in determining Mr. Socha's bonus award.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry, at (202) 551-3687, or Timothy Levenberg, at (202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director